# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Neumora Therapeutics, Inc., CIK 0001885522
CUSIP: 640979100
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 260 Arsenal Place, Suite 1, Watertown, Massachusetts (MA), 02472
Date of event which requires filing of this statement: 10/27/2025
Amends the filing with accession number 0001072613-24-000899
Filed by CIK 0001906837
Persons authorized to receive notices and communications: Mark McDonnell, ARCH Venture Management, LLC, 8755 W. Higgins Road, Suite 1025, Chicago, Illinois (IL), 60631, (773) 380 6600

## Reporting persons
- ARCH Venture Fund VII, L.P. (CIK 0001402439): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 33,847,838; sole dispositive power 0; shared dispositive power 33,847,838; aggregate amount beneficially owned 33,847,838 (20.6% of the class)
- ARCH Venture Fund VIII Overage, L.P. (CIK 0001617237): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 33,847,838; sole dispositive power 0; shared dispositive power 33,847,838; aggregate amount beneficially owned 33,847,838 (20.6% of the class)
- ARCH Venture Fund X, L.P. (CIK 0001757011): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 33,847,838; sole dispositive power 0; shared dispositive power 33,847,838; aggregate amount beneficially owned 33,847,838 (20.6% of the class)
- ARCH Venture Fund X Overage, L.P. (CIK 0001757017): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 33,847,838; sole dispositive power 0; shared dispositive power 33,847,838; aggregate amount beneficially owned 33,847,838 (20.6% of the class)
- ARCH Venture Fund XII, L.P. (CIK 0001906837): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 33,847,838; sole dispositive power 0; shared dispositive power 33,847,838; aggregate amount beneficially owned 33,847,838 (20.6% of the class)
- ARCH Venture Partners VII, L.P. (CIK 0001544444): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 33,847,838; sole dispositive power 0; shared dispositive power 33,847,838; aggregate amount beneficially owned 33,847,838 (20.6% of the class)
- ARCH Venture Partners X, L.P. (CIK 0001782583): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 33,847,838; sole dispositive power 0; shared dispositive power 33,847,838; aggregate amount beneficially owned 33,847,838 (20.6% of the class)
- ARCH Venture Partners X Overage, L.P. (CIK 0001768905): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 33,847,838; sole dispositive power 0; shared dispositive power 33,847,838; aggregate amount beneficially owned 33,847,838 (20.6% of the class)
- ARCH Venture Partners XII, L.P. (CIK 0001979765): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 33,847,838; sole dispositive power 0; shared dispositive power 33,847,838; aggregate amount beneficially owned 33,847,838 (20.6% of the class)
- ARCH Venture Partners VII, LLC (CIK 0001544443): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 33,847,838; sole dispositive power 0; shared dispositive power 33,847,838; aggregate amount beneficially owned 33,847,838 (20.6% of the class)
- ARCH Venture Partners VIII, LLC (CIK 0001616165): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 33,847,838; sole dispositive power 0; shared dispositive power 33,847,838; aggregate amount beneficially owned 33,847,838 (20.6% of the class)
- ARCH Venture Partners X, LLC (CIK 0001769012): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 33,847,838; sole dispositive power 0; shared dispositive power 33,847,838; aggregate amount beneficially owned 33,847,838 (20.6% of the class)
- ARCH Venture Partners XII, LLC (CIK 0001979548): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 33,847,838; sole dispositive power 0; shared dispositive power 33,847,838; aggregate amount beneficially owned 33,847,838 (20.6% of the class)
- Robert Nelsen (CIK 0001219042): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 33,847,838; sole dispositive power 0; shared dispositive power 33,847,838; aggregate amount beneficially owned 33,847,838 (20.6% of the class)
- Keith Crandell (CIK 0001219039): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 33,847,838; sole dispositive power 0; shared dispositive power 33,847,838; aggregate amount beneficially owned 33,847,838 (20.6% of the class)
- Clinton Bybee (CIK 0001219043): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,708,794; sole dispositive power 0; shared dispositive power 3,708,794; aggregate amount beneficially owned 3,708,794 (2.3% of the class)
- Kristina Burow (CIK 0001569248): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 111,129; shared voting power 33,847,838; sole dispositive power 111,129; shared dispositive power 33,847,838; aggregate amount beneficially owned 33,958,967 (20.7% of the class)
- Steven Gillis (CIK 0001229592): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 31,526,272; sole dispositive power 0; shared dispositive power 31,526,272; aggregate amount beneficially owned 31,526,272 (19.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: Neumora Therapeutics, Inc.
Address of issuer's principal executive offices: 260 Arsenal Place, Suite 1, Watertown, Massachusetts (MA), 02472
Comment: This Amendment No. 3 (the "Amendment No. 3") amends the Schedule 13D filed on September 29, 2023 (as amended, the "Original 13D"), related to the Common Stock, $0.0001 par value per share (the "Common Stock"), of Neumora Therapeutics, Inc. (the "Issuer") having its principal executive office at 260 Arsenal Place, Suite 1, Watertown, Massachusetts, 02472.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original 13D is hereby amended and supplemented as follows:

On October 27, 2025, AVF XII purchased 1,915,700 shares of Common Stock at a purchase price of $2.61 per share.

The working capital of AVF XII was the source of the funds for the purchases.

No part of the purchase price paid by AVF XII was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of Common Stock described above. The total amount paid by for securities purchased in the above-listed transactions is as follows:

AVF XII: $ 4,999,981.50

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Original 13D is hereby amended and supplemented as follows:

AVF VII is the record owner of 1,387,228 shares of Common Stock ("AVF VII Record Shares"). AVP VII, as the sole general partner of AVF VII, may be deemed to beneficially own the AVF VII Record Shares. AVP VII LLC, as the sole general partner of AVP VII, may be deemed to beneficially own the AVF VII Record Shares.

AVF VIII Overage is the record owner of 2,321,566 shares of Common Stock ("AVF VIII Overage Record Shares"). AVP VIII LLC, as the sole general partner of AVF VIII Overage, may be deemed to beneficially own the AVF VIII Overage Record Shares.

AVF X is the record owner of 12,205,379 shares of Common Stock ("AVF X Record Shares"). AVP X LP, as the sole general partner of AVF X LP, may be deemed to beneficially own the AVF X Record Shares. AVP X LLC, as the sole general partner of AVP X LP, may be deemed to beneficially own the AVF X Record Shares.

AVF X Overage is the record holder of 11,886,758 shares of Common Stock ("AVF X Overage Record Shares"). AVP X Overage LP, as the sole general partner of AVF X Overage, may be deemed to beneficially own the AVF X Overage Record Shares. AVP X LLC, as the sole general partner of AVP X Overage LP, may be deemed to beneficially own the AVF X Overage Record Shares.

AVF XII is the record holder of 6,046,907 shares of Common Stock ("AVF XII Record Shares"). AVP XII LP, as the sole general partner of AVF XII LP, may be deemed to beneficially own the AVF XII Record Shares. AVP XII LLC, as the sole general partner of AVP XII LP, may be deemed to beneficially own the AVF XII Overage Record Shares.

By virtue of their relationship as affiliated entities who have overlapping general partners and managing directors, each of the Managing Directors and direct and indirect general partners of AVF VII and AVF VIII Overage may be deemed to share the power to direct the disposition and vote of the AVF VII Record Shares and AVF VIII Overage Shares. By virtue of their relationship as affiliated entities who have overlapping general partners and investment committee members, each of the Investment Committee Members and direct and indirect general partners of AVF X, AVF X Overage and AVF XII may be deemed to share the power to direct AVF X Record Shares and AVF XII Record Shares (collectively with AVF VII Record Shares and AVF VIII Overage Record Shares, the "Record Shares"). Burow and Gillis have a pecuniary interest in AVP VII, and Burow has a pecuniary interest in AVP VIII LP and AVP VIII Overage LP, and while they do not have voting or dispositive power over AVF VII Record Shares or AVF VIII Record Shares, these shares were included in the beneficial ownership reporting for each.

Burow is also the owner of 47,717 shares of common stock of the Issuer and is the holder of vested options to purchase 60,831 shares of Common Stock and options to purchase 2,581 shares of Common Stock that will vest within 60 days of this Schedule 13D ("Burow Options").

Each Reporting Person disclaims beneficial ownership of the Record Shares except for the shares, if any, held of record by such Reporting Person.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person's cover sheet. Such percentage (other than for Burow) was calculated based on 163,964,887 shares of Common Stock outstanding, as reported by the Issuer to the Reporting Persons. For Burow, the Burow Options were included in the number of shares of Common Stock outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose:
Regarding the number of shares as to which such person has:

(i) sole power to vote or to direct the vote: See line 7 of cover sheets.

(ii) shared power to vote or to direct the vote: See line 8 of cover sheets.

(iii) sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv) shared power to dispose or to direct the disposition: See line 10 of cover sheets.
Transactions in the class effected during the past sixty days: Except as set forth above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- ARCH Venture Fund VII, L.P.: ARCH Venture Partners VII, L.P., its General Partner (10/29/2025)
- ARCH Venture Fund VII, L.P.: ARCH Venture Partners VII, LLC, its General Partner (10/29/2025)
- ARCH Venture Fund VII, L.P.: /s/ Mark McDonnell*, Mark McDonnell, as Attorney-in-Fact for Keith Crandell, Managing Director (10/29/2025)
- ARCH Venture Fund VIII Overage, L.P.: ARCH Venture Partners VIII, LLC, its General Partner (10/29/2025)
- ARCH Venture Fund VIII Overage, L.P.: /s/ Mark McDonnell*, Mark McDonnell, as Attorney-in-Fact for Keith Crandell, Managing Director (10/29/2025)
- ARCH Venture Fund X, L.P.: ARCH Venture Partners X, L.P., its General Partner (10/29/2025)
- ARCH Venture Fund X, L.P.: ARCH Venture Partners X, LLC, its General Partner (10/29/2025)
- ARCH Venture Fund X, L.P.: /s/ Mark McDonnell*, Mark McDonnell, as Attorney-in-Fact for Robert Nelsen, Managing Director (10/29/2025)
- ARCH Venture Fund X Overage, L.P.: ARCH Venture Partners X Overage, L.P., its General Partner (10/29/2025)
- ARCH Venture Fund X Overage, L.P.: ARCH Venture Partners X, LLC, its General Partner (10/29/2025)
- ARCH Venture Fund X Overage, L.P.: /s/ Mark McDonnell*, Mark McDonnell, as Attorney-in-Fact for Robert Nelsen, Managing Director (10/29/2025)
- ARCH Venture Fund XII, L.P.: ARCH Venture Partners XII, L.P., its General Partner (10/29/2025)
- ARCH Venture Fund XII, L.P.: ARCH Venture Partners XII, LLC, its General Partner (10/29/2025)
- ARCH Venture Fund XII, L.P.: /s/ Mark McDonnell*, Mark McDonnell, as Attorney-in-Fact for Keith Crandell, Managing Director (10/29/2025)
- ARCH Venture Partners VII, L.P.: ARCH Venture Partners VII, LLC, its General Partner (10/29/2025)
- ARCH Venture Partners VII, L.P.: /s/ Mark McDonnell*, Mark McDonnell, as Attorney-in-Fact for Keith Crandell, Managing Director (10/29/2025)
- ARCH Venture Partners X, L.P.: ARCH Venture Partners X, LLC, its General Partner (10/29/2025)
- ARCH Venture Partners X, L.P.: /s/ Mark McDonnell*, Mark McDonnell, as Attorney-in-Fact for Robert Nelsen, Managing Director (10/29/2025)
- ARCH Venture Partners X Overage, L.P.: ARCH Venture Partners X, LLC, its General Partner (10/29/2025)
- ARCH Venture Partners X Overage, L.P.: /s/ Mark McDonnell*, Mark McDonnell, as Attorney-in-Fact for Robert Nelsen, Managing Director (10/29/2025)
- ARCH Venture Partners XII, L.P.: ARCH Venture Partners XII, LLC, its General Partner (10/29/2025)
- ARCH Venture Partners XII, L.P.: /s/ Mark McDonnell*, Mark McDonnell, as Attorney-in-Fact for Keith Crandell, Managing Director (10/29/2025)
- ARCH Venture Partners VII, LLC: /s/ Mark McDonnell*, Mark McDonnell, as Attorney-in-Fact for Keith Crandell, Managing Director (10/29/2025)
- ARCH Venture Partners VII, LLC: /s/ Mark McDonnell*, Mark McDonnell, as Attorney-in-Fact for Clinton Bybee (10/29/2025)
- ARCH Venture Partners VII, LLC: /s/ Mark McDonnell*, Mark McDonnell, as Attorney-in-Fact for Keith Crandell (10/29/2025)
- ARCH Venture Partners VII, LLC: /s/ Mark McDonnell*, Mark McDonnell, as Attorney-in-Fact for Robert Nelsen (10/29/2025)
- ARCH Venture Partners VIII, LLC: /s/ Mark McDonnell*, Mark McDonnell, as Attorney-in-Fact for Keith Crandell, Managing Director (10/29/2025)
- ARCH Venture Partners X, LLC: /s/ Mark McDonnell*, Mark McDonnell, as Attorney-in-Fact for Robert Nelsen, Managing Director (10/29/2025)
- ARCH Venture Partners XII, LLC: /s/ Mark McDonnell*, Mark McDonnell, as Attorney-in-Fact for Keith Crandell, Managing Director (10/29/2025)
- Robert Nelsen: /s/ Mark McDonnell*, Mark McDonnell, as Attorney-in-Fact for Robert Nelsen (10/29/2025)
- Keith Crandell: /s/ Mark McDonnell*, Mark McDonnell, as Attorney-in-Fact for Keith Crandell (10/29/2025)
- Clinton Bybee: /s/ Mark McDonnell*, Mark McDonnell, as Attorney-in-Fact for Clinton Bybee (10/29/2025)
- Kristina Burow: /s/ Mark McDonnell*, Mark McDonnell, as Attorney-in-Fact for Kristina Burow (10/29/2025)
- Steven Gillis: /s/ Mark McDonnell*, Mark McDonnell, as Attorney-in-Fact for Steven Gillis (10/29/2025)
Comment: *This Schedule 13D was executed by Mark McDonnell pursuant to a Power of Attorney filed as Exhibit 24.2 to the Form 3 relating to the beneficial ownership of shares of Neumora Therapeutics, Inc. by the Reporting Persons filed with the Securities Exchange Commission on September 14, 2023 and incorporated herein in its entirety by reference.